

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2014

Via E-mail
David T. Provost
Chairman, President and Chief Executive Officer
Talmer Bancorp, Inc.
2301 West Big Beaver Road, Suite 525
Troy, MI 48084

    Re: **Talmer Bancorp, Inc.**
           **Amendment Number 4 to Confidential Draft Registration Statement on
           Form S-1
           Submitted December 19, 2013
           CIK No. 0001360683**

Dear Mr. Provost:

      We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Summary Historical Consolidated Financial Data

Asset Quality Ratios, page 18

1. Please tell us how performing TDRs are considered in the determination of the ratios of nonperforming loans to total loans, the ratio of nonperforming assets to total assets and the ratio of the allowance for loan losses to nonperforming loans.

Risk Factors, page 20

2. We note your response to prior comment ten in our letter dated October 16, 2013. Please add risk factor disclosure discussing the fact that you had errors in your prior period financial statements. Your disclosure should also address the potential implications of errors in your financial statements to your internal controls over financial reporting in future periods.

Income Taxes and Tax-Related Items, page 95

3. We note the reversal of a portion of the deferred tax asset valuation allowance, which was initially recorded in conjunction with the First Place acquisition, during the quarter ended September 30, 2013.   Please provide us with sufficient detailed information addressing the following:

    *   Explain how the amount of the partial valuation allowance amount reversed was determined;
    *   Address whether the previously recorded valuation allowances related to loans, fixed assets, OREO and for the potential obligation to repurchase sold mortgage loans have changed since the date of acquisition and the reasons for these changes; and
    *   Address the appropriateness of recording the reversal in the quarter ended September 30, 2013 as well as the accounting treatment followed.

Summary of Impaired Assets and Past Due Loans, page 107

4. Please revise to disclose the levels of nonperforming TDRs for each of the periods presented and indicate where these loans have been reflected in the tables presented.

Principal and Selling Shareholders, page 176

5. Revise footnotes 18 and 20 to disclose whom has selling or dispositive power.

Talmer Bancorp, Inc.

Notes to Consolidated Financial Statements

Note 1. Basis of Presentation and Recently Adopted and Issued Accounting Standards

Troubled Debt Restructurings ("TDRs"), page F-8

6. The basis for your materiality conclusions described in your response to prior comment ten, in our letter dated October 16, 2013, with respect to your financial statements for the three and nine months ended September 30, 2012 remain unclear to us. Please revise your response to:

- Address how you considered the materiality of the changes made to each affected financial statement line item due to the error correction (e.g. net interest income, allowance for loan losses, pre-tax income, etc.). Your analysis should address the error corrections individually and in the aggregate for the three and nine month periods ended September 30, 2012. In this regard, your prior response appears to focus solely on the aggregate impact to your annual financial statements. Refer to ASC 250-10-S99;
- Tell us how you considered the guidance in ASC 250-10-45-27; and
- Explain in further detail why the impact of the errors in the first two quarters of fiscal 2012 decreased net income, but the impact of the errors increased net income in the third and fourth quarters of fiscal 2012.

Note 12. Income Taxes, page F-54

7. As a result of the material acquisition which occurred on January 1, 2013, we note the significant increase in income tax benefits as well as the impact as a result of the valuation allowance reversal which occurred in the interim period of fiscal 2013. In order to provide the reader with a clear understanding of the impact of this acquisition, please revise to provide information in the interim period notes to the financial statements similar to the income tax information included in the historical audited notes to the financial statements (i.e. Note 15).

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm

You may contact Marc Thomas at (202)551-3452 or John P. Nolan, Senior Assistant Chief Accountant at (202)551-3492 if you have any questions regarding comments on the financial statements or related matters. Please contact Jonathan Gottlieb at (202)551-3416 or Michael Clampitt at (202)551-3434 with other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Reviewing Attorney